February 12, 2008

Via: Electronic Mail and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Sean Donahue

Re:	Gryphon Gold Corporation
Response Letter to SEC Comments to Form SB-2 filed December 10, 2007
(File No. 333-147962)

Ladies and Gentlemen:

On behalf of our client, Gryphon Gold Corporation (the “Company”), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) on December 27, 2007, in regard to the Form SB-2 filed by the Company on December 10, 2007 (File No. 333-147962).

SEC Comment:

General

1.

Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Company Response:

The total dollar value of the common shares underlying the convertible note is stated in the calculation of registration fees as $3,250,000, based on average of the high and low sales prices of the Company’s common stock on December 7, 2007. Based on the average of the high and low sales prices of the Company’s common stock of $0.68, on August 21, 2007, the date of issuance of the convertible note, the total dollar value of the common shares underlying the convertible note was $3,400,000.

SEC Comment:

2.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible note and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible note.

Company Response:

The Company previously disclosed all payments made in regard to the acquisition of Nevada Eagle Resources, LLC (the transaction under which the convertible note was issued) under the section heading “Transactions with Selling Shareholders”. Gerald W. and Fabiola Baughman were the only recipients of payments pursuant to the Membership Interest Purchase Agreement. They are the only selling

Gryphon Gold Corporation

February 12, 2008

shareholders of the common shares underlying the convertible note—as disclosed in the footnotes to the Selling Shareholder Table and under the section heading “Transactions with Selling Shareholders”. There were no payments made to finders or placement agents.

The following is a tabular disclosure of these items:

Recipient	Payment Type	Amount of Payment
Gerald W. and Fabiola Baughman	Cash	$2,500,000
Gerald W. and Fabiola Baughman	Common Shares of the Company	Deemed Value- $4,500,000 Actual Value- $3,060,000
Gerald W. and Fabiola Baughman	Convertible Note

5% Convertible Note in the Principle Amount of $5,000,000

The Convertible Note, due March 30, 2010, bears interest at an annual rate of 5% and is convertible at the option of the holder into common shares of the Registrant at an initial conversion price of $1.00 per share during first the twelve-month period following the Closing Date, $1.25 per share during the second twelve-month period following the Closing Date, $1.50 per share thereafter, and $1.75 per share if converted on March 30, 2010. The interest payments are due on June 1 and January 1, beginning on January 1, 2008.

Assuming the Convertible Note is not converted before March 30, 2010, interest due on the Convertible Note will total approximately $650,000.

Gerald W. Baughman	Employment Salary	$120,000 per annum

The Company received all of the outstanding membership interests in Nevada Eagle Resources, LLC and all the property interests held by Nevada Eagle Resources, LLC as compensation for the issuance of the convertible note. The deemed value of Nevada Eagle Resources, LLC for the purposes of the Membership Interest Purchase Agreement was $12,000,000, paid in cash, common shares, and the convertible note. There were no “net proceeds” from the issuance of the convertible note.

During the first year of the convertible note, the Company will pay Gerald W. and Fabiola Baughman approximately $193,836 in interest payments on the convertible note, assuming the convertible note is not converted into common shares. Payment of interest will be made on January 1, 2008 and July 1, 2008. Interest over the life of the convertible note, if un-converted, will be $651,370. The Company will also pay Mr. Baughman approximately $120,000 as salary in relation to his services as Vice President of Corporate Development. The Company may also owe an undetermined amount representing all revenues of Nevada Eagle (payable in cash, stock, or other consideration) calculated to be received and received on the Assets and Properties from January 1, 2007 through midnight on December 31, 2007.

Gryphon Gold Corporation

February 12, 2008

SEC Comment:

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any warrants, options, notes or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of the other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying share; and

•

the total possible discount to the market price as of the date of the sale of the other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security form the combined market price of the total number of underlying shares on that date.

Gryphon Gold Corporation

February 12, 2008

Company Response:

The requested tabular information is presented in the following table:

Type of Security	Market Price Per Share of the Underlying Securities	Conversion/Exercise Price Per Share as of the Date of the Sale of the Security Type	Total Possible Shares to be Issued under the Security Type	Combined Market Price of the Total Number of Underlying Securities	Combined Conversion/Exercise Price of the Total Number of Shares Underlying the Security Type	Total Possible Discount to the Market Price
Series G Warrants	$0.75 (2)	$1.06(5)	5,000,000	$3,750,000	$5,300,000	$(1,550,000)
Series H Brokers’ Warrants	$0.75 (2)	$0.88(6)	265,050	$198,787.50	$233,244	$(34,456.50)
Series E Warrants (1)	$0.75 (3)	$1.29(7)	3,094,550 (10)	$2,320,912.50	$3,991,969.50	$(1,671,057)
Series F Warrants (1)	$0.75 (3)	$1.06(8)	50,050	$37,537.50	$53,053	$(15,515.50)
5% Convertible Note	$0.68 (4)	$1.00(9)	5,000,000 (11)	$3,400,000	$5,000,000	$(1,600,000)

(1) The Series E and Series G Warrants are not being registered as a part of this registration statement on Form SB-2, but are included in this table as they are warrants held by selling shareholders who are registering Series G and Series H warrants under this registration statement.

(2) Based on the closing price for the Company’s common shares on August 7, 2007, as quoted on the Over-the-Counter Bulletin Board.

(3) Based on the closing price for the Company’s common shares on February 9, 2007, as quoted on the Over-the-Counter Bulletin Board.

(4) Based on the closing price for the Company’s common shares on August 21, 2007, as quoted on the Over-the-Counter Bulletin Board.

(5) Based on an exercise price of Cdn$1.00 converted to U.S. dollars based on the noon exchange rate as quoted by the Federal Reserve Bank of New York on August 7, 2007 of Cdn$1.00 to U.S.$1.0553.

(6) Based on an exercise price of Cdn$0.83 converted to U.S. dollars based on the noon exchange rate as quoted by the Federal Reserve Bank of New York on August 7, 2007 of Cdn$1.00 to U.S.$1.0553.

(7) Based on an exercise price of Cdn$1.10 converted to U.S. dollars based on the noon exchange rate as quoted by the Federal Reserve Bank of New York on February 9, 2007 of Cdn$1.00 to U.S.$1.1736

(8) Based on an exercise price of Cdn$0.90 converted to U.S. dollars based on the noon exchange rate as quoted by the Federal Reserve Bank of New York on February 9, 2007 of Cdn$1.00 to U.S.$1.1736

(9) Based on the conversion price of $1.00 per share on the date of issuance.

(10) Includes 2,520,000 share acquirable upon exercise of Series E Warrants held by Geologic Resource Ltd. an affiliate of Geologic Resource LP, a selling shareholder in this registration statement.

(11) Assumes conversion based on the current conversion price of $1.00 per share, which was also the conversion price on the date of issuance.

SEC Comment:

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to “Comment Two;”

•	the resulting net proceeds to the issuer in the convertible note transaction;

•

the combined total possible profit to be realized as a result of any conversion discounts regarding securities underlying the warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to “Comment Three;”

Gryphon Gold Corporation

February 12, 2008

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage- of the total amount of all possible payments as disclosed in response to “Comment Two” divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Company Response:

The Company notes that it did not receive “gross proceeds” from the sale of the convertible note. As disclosed in the registration statement under the section heading “Transactions with Selling Shareholders,” the convertible note was issued as part of an acquisition transaction in which the Company acquired all of the outstanding membership interests in Nevada Eagle Resources, LLC. The Company’s consideration paid was equal to the estimated value of the properties held by Nevada Eagle Resources, LLC. Gerald W. and Fabiola Baughman were the only recipients of payments pursuant to the Membership Interest Purchase Agreement. They are the only selling shareholders of the common shares underlying the convertible note—as disclosed in the footnotes to the Selling Shareholder Table and under the section heading “Transactions with Selling Shareholders”.

Gross Proceeds from Convertible Note	Total Payments to be made by Issuer to Holders of Convertible Note	Net Proceeds	Total Profit as a Result of Conversion Discounts
None – the Company received all of the outstanding membership interests in Nevada Eagle Resources, LLC	$2.5 million in cash, 4,500,000 shares of common stock, and a $5 million convertible note-- totaling $12,000,000 Employment Agreement - $120,000 per annum	None- the Company received all of the outstanding membership interest in Nevada Eagle Resources, LLC	$0

No percentage of net proceeds to payments is to be calculated. The estimated value of the properties at the time of the acquisition was equal to the total consideration paid.

SEC Comment:

5.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to that applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

Gryphon Gold Corporation

February 12, 2008

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Company Response:

Name of Selling Shareholder	Date of Transaction	Number of Common Shares Outstanding Prior to Transaction	Number of Common Shares Outstanding Prior to Transaction, Not Held by Selling Shareholders, Affiliates to the Company, or Affiliates of Selling Shareholders	Number of Common Shares Issued or Issuable in the Transaction	Percentage of Total Issued and Outstanding Common Shares Not Held by Selling Shareholders, Affiliates to the Company, or Affiliates of Selling Shareholders Issued or Issuable in the Transaction	Market Price per Common Share Prior to Transaction	Current Market Price per Common Share
John C. Barrett Revocable Trust dated 7/20/93	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
John C. Barrett Revocable Trust dated 7/20/97	May 6, 2006	40,603,870	approx. 26,500,000	40,000	less than 1%	$1.76	$0.62
John C. Barrett Revocable Trust dated 7/20/96	January 26, 2005	15,594,250	approx. 9,500,000	2,115,115	22%	N/A	$0.62
John C. Barrett Revocable Trust dated 7/20/95	September 16, 2003	12,460,750	approx. 7,500,000	1,400,000	19%	N/A	$0.62

Gryphon Gold Corporation

February 12, 2008

John C. Barrett Revocable Trust dated 7/20/94	August 15, 2003	9,310,750	approx. 4,500,000	1,802,500	40%	N/A	$0.62
Haywood Securities ITF Cadec Management	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
Cadec Management Inc.	June 12, 2003	3,000,000	approx. 3,000,000	1,980,000	66%	N/A	$0.62
Haywood Securities ITF Spearsea Inv.	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
Spearsea Investments	June 12, 2003	3,000,000	approx. 3,000,000	1,980,000	66%	N/A	$0.62
Haywood Securities In Trust For Spearsea Inv. Account	February 7, 2007	42,241,491	approx. 28,000,000	10,000,000	36%	$0.69	$0.62
Haywood Securities ITF Bermeo Invest SA	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
Haywood Securities in Trust For Bermeo Invest SA	February 7, 2007	42,241,491	approx. 28,000,000	10,000,000	36%	$0.69	$0.62
Roytor & Co.	August 3, 2007	47,521,395	approx. 31,000,000	10,000,000	32%	$0.82	$0.62
Roytor & Co,	March 23, 2006	34,819,870	approx. 21,000,000	8,212,500	39%	$1.76	$0.62
Munday-Maxwell & Gayliene-Association	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
Munday Home Sales Ltd.	June 12, 2003	3,000,000	approx. 3,000,000	1,980,000	66%	N/A	$0.62
Munday Home Sales Ltd.	February 7, 2007	42,241,491	approx. 28,000,000	10,000,000	36%	$0.69	$0.62

Gryphon Gold Corporation

February 12, 2008

TD Waterhouse ITF William J. Logan Account# 75B219E	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
William J. Logan	January 26, 2005	15,594,250	approx. 9,500,000	2,115,115	22%	N/A	$0.62
Goldman, Sachs & Co. as nominee for the benefit of Geologic Resource Fund LP	August 3, 2007	47,521,395	approx. 29,000,000	10,000,000	34%	$0.82	$0.62
Goldman, Sachs & Co. as nominee for the benefit of Geologic Resouce Fund LP	February 7, 2007	42,241,491	approx. 28,000,000	10,000,000	36%	$0.69	$0.62
Haywood Securities Inc. ITF Bolder Opportunities I LP	August 3, 2007	47,521,395	approx. 30,500,000	10,000,000	33%	$0.82	$0.62
Bolder Opportunities I Limited Partnership	June 12, 2003	3,000,000	approx. 3,000,000	1,980,000	66%	N/A	$0.62
Bolder Opportunities I Limited Partnership	August 15, 2003	9,310,750	approx. 4,000,000	1,802,500	45%	N/A	$0.62
Bolder Opportunities I LP	April 1, 2005	17,004,327	approx. 3,000,000	1,950,000	65%	N/A	$0.62
Haywood Securities Inc. ITF WKW I Limited Partnership A/C BM7-2695-C	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
WKW I Limited Partnership	April 1, 2005	17,004,327	approx. 3,000,000	1,950,000	65%	N/A	$0.62

Gryphon Gold Corporation

February 12, 2008

Haywood Securities Inc. ITF Peppy Holdings Account # BC1-4063-C	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
Haywood Securities Inc. ITF Peppy Holdings Account # BC1-4063-C	March 23, 2006	34,819,870	approx. 21,000,000	8,212,500	39%	$1.76	$0.62
Haywood Securities Inc. ITF Peppy Holdings	February 7, 2007	42,241,491	approx. 28,000,000	10,000,000	36%	$0.69	$0.62
Haywood Securities ITF Tadahiro Kanazaki Account # BC1-4180-C	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
Haywood Securities ITF Tadahiro Kanazaki	March 23, 2006	34,819,870	approx. 21,000,000	8,212,500	39%	$1.76	$0.62
Haywood Securities Inc. ITF Subbarao Evani Account # BC1-4250-C	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
Haywood Securities Inc. ITF Subbarao Evani	March 23, 2006	34,819,870	approx. 21,000,000	8,212,500	39%	$1.76	$0.62
Haywood Securities Inc. ITF Subbarao Evani	February 7, 2007	42,241,491	approx. 28,000,000	10,000,000	36%	$0.69	$0.62

Gryphon Gold Corporation

February 12, 2008

Haywood Securities Inc. ITF Parvathi Evani Account # BR1-4092-C	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
Haywood Securities Inc. ITF Parvathi Evani	March 23, 2006	34,819,870	approx. 21,000,000	8,212,500	39%	$1.76	$0.62
Haywood Securities Inc. ITF Warren Stanyer Account # BM1-4233-C	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
Haywood Securities Inc. ITF Warren Stanyer	March 23, 2006	34,819,870	approx. 21,000,000	8,212,500	39%	$1.76	$0.62
Haywood Securities Inc. ITF Percy Baker Account # BC1-4257-C	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
Haywood Securities Inc. ITF Percy Baker	March 23, 2006	34,819,870	approx. 21,000,000	8,212,500	39%	$1.76	$0.62
Haywood Securities Inc. ITF Paul McKenzie Account # BC1-4041-C	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
Haywood Securities Inc. ITF Paul McKenzie	March 23, 2006	34,819,870	approx. 21,000,000	8,212,500	39%	$1.76	$0.62
Haywood Securities Inc.	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
Haywood Securities Inc.	February 7, 2007	42,241,491	approx. 28,000,000	10,000,000	36%	$0.69	$0.62

Gryphon Gold Corporation

February 12, 2008

NBCN Inc. in Trust for Richardson Partners Financial Limited 6AX145A	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
NBCN Inc. in Trust for Richardson Partners Financial Limited 6AX145A	February 7, 2007	42,241,491	approx. 28,000,000	10,000,000	36%	$0.69	$0.62
NBCN Inc. in Trust for Richardson Partners Financial Limited 6AX145A	March 23, 2006	34,819,870	approx. 21,000,000	8,212,500	39%	$1.76	$0.62
NBCN Inc. in Trust for Richardson Partners Financial Limited 6AX145A	December 22, 2005	27,722,370	approx. 14,000,000	13,800,000	98%	N/A	$0.62
Haywood Securities ITF Bolder Investment Partners	August 3, 2007	47,521,395	approx. 32,500,000	10,000,000	31%	$0.82	$0.62
Haywood Securities ITF Bolder Investment	December 22, 2005	27,722,370	approx. 14,000,000	13,800,000	98%	N/A	$0.62
Haywood Securities ITF Bolder Investment Partners	April 1, 2005	17,004,327	approx. 3,000,000	1,950,000	65%	N/A	$0.62
Haywood Securities ITF Bolder Investment Partners	March 23, 2006	34,819,870	approx. 21,000,000	8,212,500	39%	$1.76	$0.62
Haywood Securities ITF Bolder Investment Partners	February 7, 2007	42,241,491	approx. 28,000,000	10,000,000	36%	$0.69	$0.62

Gryphon Gold Corporation

February 12, 2008

SEC Comment:

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statement;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of selling shareholders; and

•	the number of shares registered for resale on behalf on the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculations of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Company Response:

Number of Share Outstanding Prior to the Convertible Note Transaction Held by Persons Other Than Selling Shareholders, Affiliates of Selling Shareholders, or Affiliates of the Company	Number of Shares Registered for Resale by the Selling Shareholders or Affiliates of the Selling Shareholders in Prior Registration Statements	Number of Shares Registered for Resale by Selling Shareholders or Affiliates of Selling Shareholders Still Held	Number of Shares Sold in Registered Resale Transactions by Selling Shareholders or Affiliates of Selling Shareholders	Number of Shares Registered for Resale on Behalf of the Selling Shareholders in Current Transaction
Approx. 37,500,000	21,240,000	unknown	unknown	19,765,500

SEC Comment:

7.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether – based on information obtained from selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

Gryphon Gold Corporation

February 12, 2008

           - date on which each such selling shareholder entered into that short selling position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g. before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Company Response:

The Company has the intention and a reasonable basis to believe that it will have the financial ability to make all payments on the convertible note. There are no payments to be made on the warrants. The Company is not aware of any short positions held by the selling shareholders.

SEC Comment:

8.	Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationship and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any of the selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any of the selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes;

If it is your view that such a description of the relationship and arrangements between and among parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide is with confirmation of your view in this regard.

Company Response:

The Company believes that this information is already presented in the prospectus and all material agreements are filed with the registration statement or incorporated therein by reference to previous reports filed with the Securities and Exchange Commission.

SEC Comment:

9.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Company Response:

As disclosed in the registration statement, the Company closed a private placement of 5,000,000 units of the Company on August 7, 2007. These units consisted of 5,000,000 common shares of the Company and 5,000,000 common share purchase warrants.  In connection with

Gryphon Gold Corporation

February 12, 2008

that transaction, the Company issued certain brokers 265,050 broker’s warrants for services rendered in the placement. In connection with placement, the Company granted to the investors and brokers, registration rights regarding the common shares and the common shares underlying the warrants. Further information on the private placement is available in the Company’s Form 8-K filed with the Securities and Exchange Commission on August 9, 2007.

On August 21, 2007, the Company closed the Membership Interest Purchase Agreement between the Company and Nevada Eagle Resources, LLC. As consideration for the acquisition of all the outstanding membership interests in Nevada Eagle Resources, LLC, the Company issued, in part, 4,500,000 common shares and a convertible note, convertible, at the current rate of conversion, into 5,000,000 common shares of the Company. As part of this transaction, the Company granted the sellers, Gerald W. and Fabiola Baughman, piggy-back registration rights. Further information on the acquisition transaction is available in the Company’s Form 8-K filed with the Securities and Exchange Commission on August 24, 2007, as amended on October 25, 2007.

Therefore, when the Company prepared its registration statement for the August 7, 2007, private placement, it included the common shares and common shares issuable upon conversion of the convertible note in the registration statement. This totals – 19,765,050 shares. This is the exact number of shares in the fee table, the exact number of shares on the cover page of the prospectus (which also provides a breakdown of the shares being registered, as provided above), the exact number of shares disclosed in the summary information section (again with a breakdown of the shares), and the exact number of shares being listed under the “Selling Shareholders” section.

If you have any questions or concerns regarding this response letter, please do not hesitate to contact me at (303) 352-1133 or by email at brenkert.jason@dorsey.com.

Very truly yours,

DORSEY & WHITNEY LLP

/s/ Jason K. Brenkert
Jason K. Brenkert, Esq.